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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             REPUBLIC BANCORP, INC.
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                       (Name of Subject Company (Issuer))

                             REPUBLIC BANCORP, INC.
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                       (Name of Filing Person, the Issuer)

                       CLASS A COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)

                                   760281 204
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                      (CUSIP Number of Class of Securities)

                                Steven E. Trager,
                      President and Chief Executive Officer
                             Republic Bancorp, Inc.
                             601 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 584-3600
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(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

     with a copy to:               Cynthia W. Young, Esq.
                                   Wyatt, Tarrant & Combs, LLP
                                   500 W. Jefferson Street, Suite 2800
                                   Louisville, Kentucky 40202
                                   (502) 589-5235

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION                                   AMOUNT OF FILING FEE:*

*   Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[  ]     Check the box if any  part of the fee is offset as provided by Rule 011
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid: N/A      Form or Registration Number:   N/A
         Filing Party:           N/A      Date Filed:                    N/A

[  ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]    third party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[  ]    going private transaction subject to Rule 13e-3.

[  ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer:[ ]


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         This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Republic Bancorp, Inc., a Kentucky corporation, to purchase up to 1,000,000 shares of its Class A Common Stock, no par value per share, at a price not greater than $10.00 and not less than $8.00 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. This Tender Offer Statement on Schedule TO relates is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 12.  EXHIBITS.

         The following exhibit is submitted herewith:

         (a)(10)  Press Release, dated February 12, 2001


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 12, 2001

                                    REPUBLIC BANCORP, INC.


                                    By:           *
                                       Name:
                                       Title:



* Pursuant to General Instruction D to Schedule TO, no signature is required.



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                                  EXHIBIT INDEX


  EXHIBIT
  NUMBER                                           DESCRIPTION
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(a)(10)                                 Press Release, dated February 12, 2001